UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Hooper Holmes, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

439104100

(CUSIP Number)

February 3, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 227046109	Page 2 of 6

1	Names of reporting persons Accountable Health, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 5,902,174
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 5,902,174
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 7.6% (1)
12	Type of reporting person CO

(1)	Reflects 77,958,270 shares of common stock outstanding as of October 31, 2015, as reported by Hooper Holmes, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

SCHEDULE 13G

CUSIP No. 439104100	Page 3 of 6

Item 1(a).	Name of Issuer:

Hooper Holmes, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

560 N. Rogers Road

Olathe, KS 66062

Item 2(a).	Name of Person Filing:

Accountable Health, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1101 Wootton Parkway, 10th Floor

Rockville, MD 20852

Item 2(c).	Citizenship:

Accountable Health, Inc. is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.04 par value per share

Item 2(e).	CUSIP No.:

439104100

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

SCHEDULE 13G

CUSIP No. 439104100	Page 4 of 6

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,902,174

(b)	Percent of class: 7.6%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 5,902,174

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

SCHEDULE 13G

CUSIP No. 439104100	Page 5 of 6

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SCHEDULE 13G

CUSIP No. 439104100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCOUNTABLE HEALTH, INC.

Date: 2/3/16	By:	/s/ Adam Bernard

Adam Bernard, Corporate Development
Name/Title